TSX, NYSE: AKG

ASANKO GOLD MINE CONSTRUCTION UPDATE

Highlights:

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Phase 1 construction 60% complete and on schedule for first gold in Q1 2016.

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Full mining fleet mobilized and achieving above planned production levels +/- 100,000 tonnes per day.

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Pit dewatering over 55% complete and water levels reduced by 24.3 metres.

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Installation of SAG & Ball Mills underway.

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Project tracking budget with US$138 million of the US$295 million capital cost spent.

Vancouver, British Columbia, July 13, 2015 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to provide a construction update on the fully funded Phase 1 of the Asanko Gold Mine (“AGM” or the “Project”) in Ghana.  Phase 1 will be a low cost, long life mine producing 190,000 ounces of gold per annum at steady state, with the first gold pour on track for Q1 2016.

Project construction remains on schedule with 60% of the overall project complete and around 2,443 employees and contractors on site, as at the end of June 2015.  Concrete civils are 66% complete and steel, mechanical and platework 54% complete.  All critical path items are in hand and on time.  Procurement is practically complete with US$286 million committed out of the total capital budget of US$295 million. US$138 million has been spent up to June 30, 2015.  The latest videos and photographs are available at http://www.asanko.com/projects/photo-gallery.

Peter Breese, President and CEO, commented: “Construction of Phase 1 continues to advance according to plan and budget, which is very encouraging.  Mining operations have hit their stride with the entire PW mining fleet fully mobilized and current mining levels exceeding the plan. The plant site construction is progressing very well and with the Project now nearing 2/3rds completion, we remain confident that we will be able to deliver this project on time and within the capital budget of US$295 million.”

Construction Update

The primary crusher foundations were completed in June and the structural, mechanical and platework installation has commenced. The installation of the Jaw crusher is expected to be completed by the end of July.  The concrete work for the run-of-mine tip wall at the primary crusher, as well as the reinforced earth wall is still under construction and due for completion by the end of Q3 2015.  The primary tip bin erection has commenced and will be completed in parallel.

Earthworks for the overland conveyor from the primary crusher to the stockpile tunnel were completed in June and the concrete precast sleeper foundations are being placed. The conveyor installation is expected to commence this month. Concrete work on the stockpile tunnel has been completed and installation of the apron feeder and other mechanical equipment is scheduled to commence in mid-July.

The foundations for the SAG and Ball Mills were completed in early June and installation of the mills has commenced with a planned completion date of November. Both the SAG and Ball Mills are on site, along with all the major ancillary pieces of equipment.

All seven CIL tanks and the cyanide detoxification tank have been fully erected, painted and welded. Interconnecting steel and platework is underway and due for completion by the end of Q3 2015.  The mechanical installation of the agitators and inter-stage carbon screens will follow.  Access to Electrical and

Instrumentation (“E&I”) and Piping contractors to this area is expected to be given at the end of July.

Steelwork on the pre-leach thickener has been completed and welding and platework are in the final stages, with completion expected in the next few weeks. The thickener bridge is scheduled to arrive on site mid-July and erection planned to take place in August.

The reagents building and store room are progressing well, all the steel work is erected and most of the tanks have been installed.  Platework is over 90% complete and installation of the pipe and cable racks has commenced.  The sheeting for the buildings is expected to arrive on site in July and be installed at that time.

The Gold Room platework is over half way towards completion and is expected to be fully complete in October.

The Tailings Storage Facility (“TSF”) continues to progress well, with over 67% of earthworks complete and over 60% of the HDPE liner installed.  The northern portion is complete and work is now focusing on the southern portion of the facility. The TSF is on track for completion during Q4 2015.  The tailings pipeline trench construction is expected to commence in early August and is scheduled to be completed in November.

The E&I work has commenced in the Reagents area and on the pipe gantries.  All remaining major equipment, such as elution heating, emergency generator, transformers, medium voltage switchgear, gravity concentrator and remaining structural steel is expected to arrive by mid-August, ahead of the final stages of installation.  Terracing, drains and buried services for the entire plant site, including the footprint for the Phase 2 expansion project, are scheduled to be completed by the end of July.  All other ancillary services, such as change house, workshop, raw water dam and pollution control dam, are on schedule.

Power

Bush clearing for the 161kV line has now been completed.  Foundation work for the 82 towers along the 30km long power line is underway, with 65 tower foundations excavated and 55 tower foundations completed.  12 towers have already been erected and the remaining tower erection is due for completion in October. The medium voltage substation is well advanced and nearing completion.

In June 2015 Asanko signed a life of mine power purchase agreement with the independent power producer Genser Energy Ghana Limited (“Genser”) which has considerably de-risked the supply of long term power to the mine.  Genser will build and operate a 19.2 megawatts (“MW”) liquid fuel power plant adjacent to the AGM site and supply 17MW of nominal power to Phase 1 on a fixed-price, life-of-mine contract. Until the on-site power plant is completed, which is expected by April 2016, Genser will provide interim power via temporary generating facilities.  Bush clearing for the Genser power plant has been completed and construction of the terrace is underway and due for completion by the end of Q3 2015.

Mining

Pre-stripping of the Nkran Pit, the main mineral resource for Phase 1 continues to advance according to schedule.  PW Ghana have now mobilized the entire mining fleet, consisting of four production shovels, 18 CAT 777, 8 CAT 773 trucks as well as seven drill rigs in readiness for drill and blast operations, which are due to commence during Q3 2015.  Mining activities are operating 24 hours a day and production levels have reached 100,000 tonnes per day, which is approximately 10% above the planned mining rates.

The contractor has mined 7.9 million tonnes (“Mt”) from the pit as at the end of June, representing 36% of the planned pre-strip.  Approximately 20,803 tonnes of ore at a grade of 1.87 g/t have been mined during the pre-strip and have been placed on the run-of-mine pad.  Prior to milling operations commencing in Q1 2016, it is planned to have 423,000 tonnes of ore grading 2.09 g/t on the stockpiles.

Pit dewatering has continued to advance ahead of the mining operations with 3.36 million cubic metres of the expected 6 million cubic metres of water now pumped from the Nkran pit (approximately 56%).  Since the start of dewatering in December 2014, the water level has dropped by approximately 24.3 metres.

Health and Safety

Following the recent fatal accident within the pit all employees and contractors have undergone health and safety re-inductions. In addition, Asanko has investigated the accident and completed a full review of all of its safety and health procedures and processes. Appropriate remedial action plans have been fully implemented.

Procurement

Procurement is practically complete with approximately US$286 million committed to orders and contracts, of which US$138 million has been spent as at June 30 2015. All remaining equipment and materials deliveries, none of which are on the project critical path, are on schedule.

Partial Relocation of Nkran Village

The partial relocation of the Nkran village (88 building structures) continues to progress on schedule. Local contractors are undertaking the construction of the new buildings, with around 450 local villagers being employed on the project. The construction of the housing terraces is complete and 51 house structures have already been built, with 80% of these houses currently being fitted with plumbing and electrics. An additional 37 houses are between foundation and lintel level.  Asanko is also building a community center, a school and a football field. The relocation remains on track for completion by the end of Q3 2015.

Funding

The Company has drawn the remaining amounts under the project debt facility with Red Kite Mine Finance so the full US$130 million facility is now drawn. The Company is fully funded to cash flow positive in Q2 2016 with approximately US$229 million in cash on-hand as at June 30, 2015 plus a US$20 million cost-overrun facility for total available funding of approximately US$249 million. The remaining use of funds is US$209 million which includes US$180 million for the project, US$23 million in working capital and US$6 million in corporate costs until commercial production is achieved.  The Company therefore has a current funding buffer of US$40 million.

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck, Manager – Investor Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Wayne Drier - Executive, Corporate Development Telephone: +1-778-729-0614 Email: wayne.drier@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.  The mine is being developed in phases. Phase 1 is fully financed, permitted and under construction.  First gold is expected in Q1 2016, with steady state production of 190,000 ounces per annum in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves.  The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).

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